FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax reports first quarter results” dated May 10, 2007.

99.2	Himax first quarter results conference call transcript dated May 10, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan
Name: Max Chan
Title: Chief Financial Officer

Date: May 10th, 2007

Exhibit 99.1

HIMAX REPORTS FIRST QUARTER 2007 RESULTS

Tainan, Taiwan, May 10, 2007 - Himax Technologies, Inc. (“Himax” or ”Company”) (NASDAQ: HIMX) today reported financial results for the first quarter ended March 31, 2007.

Net revenue for the first quarter of 2007 was $184.9 million, compared to $174.9 million for the first quarter of 2006, and $220.9 million in the fourth quarter of 2006.  Net income for the first quarter of 2007 was $18.0 million, or $0.09 per diluted share, compared to net income of $21.9 million, or $0.12 per diluted share in the first quarter of 2006, and $31.1 million, or $0.16 per diluted share in the fourth quarter of 2006.  Share-based compensation was $1.5 million, $1.1 million and $1.5 million in the first quarter of 2007, the first quarter of 2006 and the fourth quarter of 2006, respectively.

Gross margin in the first quarter of 2007 was 19.5%, as compared to 21.5% in the first quarter of 2006, and 18.9% in the fourth quarter of 2006.  Operating margin was 9.1% in the first quarter of 2007, as compared to 13.5% in the first quarter of 2006, and 10.1% in the fourth quarter of 2006.

Excluding share-based compensation, gross margin was 19.5% in the first quarter of 2007, 21.5% in the first quarter of 2006, and 18.9% in the fourth quarter of 2006, with an operating margin of 10.4%, 14.1%, and 10.8%, respectively.

A reconciliation of our gross margin and operating margin excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin and GAAP operating margin, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, “We are pleased that our revenues, gross margin and EPS were all inline with our previous guidance.  The decline in revenue reflects the traditionally seasonal lower demand and fewer working days in the holiday month of February.  Revenue from large panel display drivers were lower sequentially, inline with expectations.  Revenue from small- and medium-sized display drivers was up strongly on a sequential basis, primarily due to better sales in both mobile phone and consumer electronic product segments, share gains at certain first tier Japanese customers and the acquisition of Wisepal.”

Max Chan, Chief Financial Officer of Himax, said, “Our gross margin increased to 19.5% from 18.9% a quarter ago, due to our continued efforts to diversify our product mix and lower our costs.  Small- and medium-sized driver ICs, which typically enjoy a higher gross margin, accounted for approximately 16% of our revenue in the period, up from approximately 11% of our revenue a quarter ago. Our income before tax and minority interest declined primarily due to a lower revenue base. We expect our effective tax rate for 2007 to be around 0% based on which we have recorded net tax benefit or expense of zero in the first quarter.”

Looking forward, Mr. Wu added, “For the second quarter of 2007, we expect overall revenue will improve approximately 17% to 20% compared to the first quarter of 2007.  We expect demand for our large panel drivers will increase as our customers raise fab utilization to fulfill increasing demand for all large panel products across the board.  We also expect sales of our small- and medium-sized drivers to remain healthy as several of our design-in projects have begun mass production. We expect our gross margin to remain flat or decline slightly compared to the first quarter 2007, with diluted GAAP EPS is expected to be in the range of $0.10 to $0.11.”

A reconciliation of our diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to diluted GAAP EPS, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Investor Conference Call / Webcast Details
The Company’s management will review detailed first quarter 2007 results on Wednesday, May 9, 2007 at 7:00 PM EDT (7:00 AM, Thursday May 10, Taiwan time).  The conference call-in number is +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company’s website at www.himax.com.tw.  The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 238293.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays.  In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays.  Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240 jackson_ko@himax.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

–Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income

(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP.)
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,

	2007	2006	2006
Revenues
Revenues from third parties, net	$75,836	$65,427	$90,947
Revenues from related parties, net	109,055	109,432	129,932
	184,891	174,859	220,879

Costs and expenses:
Cost of revenues	148,830	137,298	179,214
Research and development	14,800	10,902	13,883
General and administrative	3,000	2,058	3,180
Sales and marketing	1,501	1,007	2,280
Total costs and expenses	168,131	151,265	198,557

Operating income	16,760	23,594	22,322

Non operating income (loss):
Interest income	1,382	205	1,812
Foreign exchange losses, net	(490)	(232)	(209)
Interest expense	---	(284)	---
Other income, net	42	55	61
	934	(256)	1,664
Income before income taxes and minority interest	17,694	23,338	23,986
Income tax expense (benefit)	---	1,491	(6,937)
Income before minority interest	17,694	21,847	30,923
Minority interest, net of tax	325	92	178
Net income	$18,019	$21,939	$31,101

Basic earnings per ordinary share and ADS	$0.09	$0.12	$0.16
Diluted earnings per ordinary share and ADS	$0.09	$0.12	$0.16

Basic Weighted Average Outstanding Shares	195,761	178,575	198,154
Diluted Weighted Average Outstanding Shares	195,968	182,271	199,419

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Figures in Thousands of U.S. Dollars)

	Three Months Ended March 31,		Three Months Ended December 31,
The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:	2007	2006	2006

Share-based compensation
Cost of revenues	$25	$24	$25
Research and development	1,187	864	1,161
General and administrative	151	105	151
Sales and marketing	156	145	156
Total	$1,519	$1,138	$1,493

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Figures in Thousands of U.S.Dollars)

	Mar 31,	Dec 31,	Mar 31,
	2007	2006	2006
Assets
Current assets:
Cash and cash equivalents	$111,838	$109,753	$31,247
Marketable securities available-for-sale	12,783	8,828	3,150
Restricted cash equivalents and marketable securities	106	108	14,558
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	108,147	112,363	73,178
Accounts receivable from related parties, less allowance for doubtful accounts, sales returns and discounts	105,740	117,254	71,540
Inventories	119,379	101,341	99,539
Deferred income taxes	7,401	7,362	9,645
Prepaid expenses and other current assets	10,276	10,343	10,328
Total current assets	$475,670	$467,352	$313,185
Property and equipment, net	45,767	38,895	$25,943
Deferred income taxes	11,964	11,405	145
Intangible assets, net	35,865	393	74
Investments in non-marketable securities	817	817	1,813
Refundable deposits	618	550	488
	95,031	52,060	28,463
Total assets	$570,701	$519,412	$341,648

Liabilities, minority interest and stockholders’ equity
Current liabilities:
Short-term debt	$ ---	$ ---	$38,577
Accounts payable	121,459	120,407	85,489
Income tax payable	12,150	12,284	15,915
Other accrued expenses and other current liabilities	17,183	21,398	12,167
Total current liabilities	$150,792	$154,089	$152,148
Minority interest	$1,980	$1,396	$609
Stockholders’ equity:
Ordinary share, US$0.0001 par value, 500,000,000 shares authorized	20	19	18
Additional paid-in capital	257,678	221,666	99,570
Accumulated other comprehensive income (loss)	(305)	(275)	37
Unappropriated earnings	160,536	142,517	89,266
Total stockholders’ equity	$417,929	$363,927	$188,891
Total liabilities, minority interest and stockholders’ equity	$570,701	$519,412	$341,648

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended March 31,		Three Months Ended December 31,

	2007	2006	2006

Cash flows from operating activities:

Net income	$18,019	$21,939	$31,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,026	1,218	1,680
Write-off of in-process research and development	700	---	---
Share-based compensation expenses	1,519	1,138	1,493
Minority interest, net of tax	(325)	(92)	(178)
Loss on disposal of property and equipment	35	31	---
Gain on sale of subsidiary shares and investments in non-marketable securities, net	(21)	(43)	(49)
Gain on sale of marketable securities, net	(30)	(15)	(12)
Deferred income taxes	---	(679)	(7,332)
Inventories write downs	3,118	756	2,050
Changes in operating assets and liabilities:
Accounts receivable	6,084	6,998	(10,488)
Accounts receivable from related parties	11,514	(1,879)	(45,667)
Inventories	(20,803)	4,708	7,527
Prepaid expenses and other current assets	(85)	1,801	4,125
Accounts payable	416	(20,312)	13,578
Income tax payable	---	2,333	457
Other accrued expenses and other current liabilities	(6,290)	(1,746)	3,067
Net cash provided by operating activities	15,877	16,156	1,352

Cash flows from investing activities:
Purchase of property and equipment	(6,483)	(3,886)	(4,187)
Purchase of available-for-sales marketable securities	(17,581)	---	(12,678)
Sales and maturities of available-for-sale marketable securities	13,639	878	7,940
Cash acquired in acquisition	6,197	---	17
Proceeds from sale of subsidiary shares and investments in non-marketable securities by Himax Technologies Limited	34	124	1,537
Purchase of subsidiary shares from minority interest	(17)	(23)	(602)
Refund from (increase in) refundable deposits	(16)	223	63
Release (pledge) of restricted cash equivalents and marketable securities	2	(505)	(75)
Net cash used in investing activities	(4,225)	(3,189)	(7,985)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended March 31,				Three Months Ended December 31,

	2007		2006		2006
Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	$	---	$	---		$(392)
Proceeds from issuance of new shares by subsidiaries		1,217		---		---
Acquisition of ordinary shares for retirement		(10,841)		---		(38,835)
Proceeds from borrowing of short-term debt		---		11,303		---
Repayment of long-term debt		---		(89)		---
Net cash provided by (used in) financing activities		(9,624)		11,214		(39,227)
Effect of exchange rate changes on cash and cash equivalents		57		(20)		19
Net increase (decrease) in cash and cash equivalents		2,085		24,161		(45,841)
Cash and cash equivalents at beginning of period		109,753		7,086		155,594
Cash and cash equivalents at end of period		$111,838		$31,247		$109,753

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$	---		$283	$	---
Income taxes		$17		$15		$110
Supplemental disclosures of non-cash investing and financing activities:
Payable for purchase of equipment and construction in progress		$1,384		$893		$2,721

Fair value of common stocks issued by Himax Display, Inc. in the acquisition of Integrated Microdisplays Limited	$	---	$	---		$538

Fair value of ordinary shares issued by Himax Technologies, Inc. in the acquisition of Wisepal Technologies, Inc.		$45,031	$	---	$	---

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended March 31,		Three Months Ended December 31,

	2007	2006	2006
Revenues	$184,891	$174,859	$220,879

Gross profit	36,061	37,561	41,665
Add: Share-based compensation – Cost of revenues	25	24	25
Gross profit excluding share-based compensation	36,086	37,585	41,690
Gross margin excluding share-based compensation	19.5%	21.5%	18.9%

Operating income	16,760	23,594	22,322
Add: Share-based compensation	1,519	1,138	1,493
Operating income excluding share-based compensation	18,279	24,732	23,815
Add: Acquisition-related charges – In-process R&D write off	700	---	---
Add: Acquisition-related charges –Intangible assets amortization	187	---	---
Operating income excluding share-based compensation and acquisition-related charges	19,166	24,732	23,815
Operating margin excluding share-based compensation and acquisition-related charges	10.4%	14.1%	10.8%

*	Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*	Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per Share Excluding Share-based Compensation and Acquisition-Related Charges:

Three Months Ended March 31,
2007
Diluted GAAP EPS	$0.09
Add: Estimated share-based compensation per diluted share	$0.01
Add: Estimated acquisition-related charges per diluted share	$ ---

Diluted non GAAP EPS excluding share-based compensation and acquisition-related charges	$0.10

Numbers do not add up due to rounding

Exhibit 99.2

LIVE CALL INFORMATION	REPLAY INFORMATION
Thursday, May 10, 2007 7AM Taiwan Wednesday, May 9, 2007 7PM NYC Listener Call Number: 1-201-689-8560	Accessible 2 hours after the call through noon on Thursday, May 17, 2007 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 238293

Operator Intro: Welcome to Himax Technologies first quarter 2007 results Conference Call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press the star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through noon on Thursday, May 17, 2007 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 238293.  The replay will also be accessible at www.himax.com.tw.

David

Thank you operator. Welcome everyone to Himax’s first quarter 2007 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 646-536-7003.  Or you can get a copy off of Himax’s website.

Before we begin the formal remarks, the Company’s attorneys advise that certain statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

1

Mr. Jordan Wu

Thank you David and thank you everyone for joining us on today’s call.

I will start with a brief review of Himax’s performance during the first quarter of 2007 and discuss the outlook for the second quarter of 2007.  Max, our CFO, will then provide further details on our financial performance.

We closed the Wisepal acquisition on Feb 1st, 2007 and therefore we are reporting the first quarter results on a consolidated basis today.

Our first quarter revenues, gross margin and EPS were all in line with our previous guidance.

Our first quarter net revenue was 184.9 million, representing a 6% growth year over year, and a 16% decline quarter over quarter. The decline in revenue reflects the traditionally seasonal lower demand and fewer working days in the holiday month of February. Moreover, demand for large panel driver IC decreased as a result of large panel maker’s decision to lower fab utilization for better inventory control.

In terms of customer mix, revenues from related parties were $109.1 million, about 59% of total revenue in the first quarter.  Revenues from unrelated parties were $75.8 million, or 41% of total revenue.

Revenues from large panel display drivers were down 22% sequentially and accounted for approximately 82% of our total revenues in the first quarter. Demand for both IT and TV related drivers declined with TV demand showing more significant seasonality.

Revenues from small- and medium-sized display drivers grew 25% sequentially. This is primarily due to better sales in both mobile phone and consumer electronic products, share gains at certain first tier Japanese customers, and acquisition of Wisepal. Small- and medium-sized revenue accounted for about 16% of our total revenues.  This is up from about 11% in the fourth quarter of last year.

2

Our gross margin was 19.5% in the first quarter of 2007, up 60 basis points from the previous quarter. Despite the tough pricing environment, we are pleased that we were able to improve our gross margin as we continued to diversify product mix and lower our cost.

Our GAAP operating margin declined sequentially from 10.1% to 9.1% primarily due to lower revenue base in the first quarter. Also, the expense of acquisition-related charges negatively impacted our operating margin. Excluding share-based compensation and acquisition-related charges, our non-GAAP operating margin decreased sequentially from 10.8% to 10.4%. Max will provide more information on the Wisepal acquisition-related charges.

Our first quarter GAAP income before tax and minority interest came in at $17.7 million as compared to $24.0 million in the previous quarter. The decline is due primarily to lower revenue. Excluding share-based compensation and acquisition-related charges, our non-GAAP income before tax and minority interest was $20.1 million, as compared to $25.5 million in the previous quarter.

Our GAAP net income came in at $18.0 million as compared to $31.1 million in the previous quarter. EPS was $0.09, as compared to $0.16 in the previous quarter. On top of lower revenue, the sequential decline was primarily due to tax benefits of $6.9 million recorded in the fourth quarter of 2006. We estimated our 2007 effective tax rate to be around 0%, and therefore we recorded net tax benefit or expense of zero in the first quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP net income was $20.4 million, as compared to $32.6 million in the fourth quarter.  Non-GAAP EPS was $0.10 as compared to $0.16 in the previous quarter.

Now let me talk about our guidance for the second quarter of 2007.

We expect sales to improve in the second quarter. Demand for our large panel drivers is expected to increase as our customers are raising fab utilization to fulfill increasing demand for all large panel products across the board. Also, we expect sales of our small- and medium-sized drivers to remain healthy as several of our design-in projects have begun mass production.

3

Overall, we expect revenue to grow 17-20% sequentially in the second quarter. Gross margin is expected to remain flat or decline slightly. Diluted GAAP EPS is expected to improve to $0.10 to $0.11 as a result of higher revenue, while non-GAAP EPS would be $0.11 to $0.12 excluding share-based compensation and amortization on acquisition-related intangibles.

Now let me turn over to Max Chan, our CFO, for some financial details.

4

Mr. Max Chan

Thank you, Jordan.

Before getting into the first quarter financials, I want to note that when discussing comparisons between the fourth quarter 06 and the first quarter 07, there were a few updates to the fourth quarter financials. Changes are primarily due to higher estimated tax exemption and reclassifications in certain accounts. These were filed as a 6K with SEC today US time. Revenues remain $220.9 million for the fourth quarter 2006. Net income is updated to $0.16 per share for the fourth quarter 2006 as compared to $0.15 per share presented previously on February 13th, 2007.

Now let me move on to the detailed Q1 review.

Net revenues in the first quarter were $184.9 million, representing a year-on-year growth of 6% and a sequential decline of 16%.

The gross margin had increased to 19.5% from 18.9% a quarter ago. Our gross margin improved sequentially primarily because our small- and medium-sized driver ICs, which typically enjoyed higher gross margins, accounted for a higher percentage of our sales. Small- and medium-sized panel drivers accounted for approximately 16% of our revenue in the period, up from approximately 11% a quarter ago.

Our GAAP operating expense was $19.3 million in the first quarter, flat as compared to the previous quarter.

We had identified 3 intangible assets from the Wisepal acquisition – Core/developed Technology, In-process R&D and Customer Relations. In-Process R&D was valued at approximately $0.7 million and was written off as a one-time charge. Core/developed Technology and Customer Relations will be amortized over useful life of 7 years. Amortization on these two intangible assets will be approximately $1 million per annum.

5

Our non-GAAP operating expense, excluding share-based compensation and acquisition-related charges was approximately $16.9 million in the first quarter, down from approximately $17.9 million in previous quarter. Share-based compensation was approximately $1.5 million, and acquisition-related charges were approximately $0.9 million. We have provided detailed breakdown for these charges at the end of the press release.

Capital expenditure for the first quarter was approximately $6.5 million, mainly for the purchase of software, equipments and property relating to our headquarters.

The acquisition of Wisepal has increased our headcount by approximately 50 on Feb. 1. Our total headcount became approximately 950 at the end of the first quarter.

Jordan provided our 2Q07 outlook earlier. We are basing that guidance on approximately 198.0 million diluted weighted average outstanding shares. For 2Q07, share-based compensation is expected to be approximately $1.5 million and acquisition-related charges are expected to be approximately $0.3 million.

Operator, that concludes our prepared remarks.  We can now take any questions.

6